JEFFREY G. KLEIN, P.A.

2600 North Military Trail

Suite 270

Boca Raton, Florida 33432

http://www.npk-law.com

Telephone: 561-997-9920	Fax: 561-241-4943

September 6, 2005

Peggy Kim, Senior Counsel

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Webb Mortgage Depot, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed  June 27,  2005

File No.   333-72376

Dear Ms. Kim:

In response to your comment letter dated July 15, 2005, please note the following:

1.  In response to comment 1, the Company will not spin-off and transfer its assets to newly formed Webb Mortgage Direct; rather, the Company  will continue to operate Webb Mortgage Depot as it has in the past.  Accordingly, the Company and Medical Connections Inc. have entered into a revised Share-for-Share Exchange Agreement reflecting the above modification.

Enclosed herewith are revised proxy materials redlined to reflect the above modifications as well as other minor changes.

2.  In response to comment number 2, the Company will issue 444,600 shares to the shareholders of Medical Connections. We have been advised that all Medical Connection shareholders are accredited investors.  As such, registration pursuant to Section 5 of the Securities Act of 1933 is exempt under both Section 4(2) and 4(6).  Section 4(2) exempts transactions from the registration requirements for transactions not involving a public offering.  The Company’s shares are being distributed to a specific group and do not involve any type of public offering of the Company’s common stock.  Section 4(6) exempts from registration transactions involving offers or sales by an issuer to one or more accredited investors when advertising and public solicitation is not utilized.

We have reviewed the Medical Connections shareholders list and corresponding subscription agreements executed by each shareholder (except for current officers and directors), which review confirms that every such shareholder has  represented that they are accredited investors.

Rule 145 is designed to make available the protection provided by registration under the Securities Act to persons who are offered securities in the type of transaction which is the subject of the proxy solicitation.  The holders of the Medical Connections common stock will receive a proxy and be required to vote on the proposed agreement with Webb Mortgage.  If the requisite holders of the issued and outstanding common stock of Medical Connections do not affirmatively vote in favor of the agreement,  the agreement cannot be consummated.

The Company may also rely on the exemption from registration afforded by Rule 506 of  Regulation D.   There is no public distribution and the shares are being offered only to accredited investors.  In addition,  the  shareholders of Medical Connections are being provided with the same type of information as to the business operations and financial statements (audited and unaudited financial statements of both Webb Mortgage and Medical Connections) as being provided to the shareholders of Webb Mortgage.

Should you require additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein

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